UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

E2open Parent Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29788T 103

(CUSIP Number)

William Braverman ESQ
Neuberger Berman Group LLC
1290 Avenue of America
New York, NY 10104
Phone: 212-476-9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(E) OR 2(F)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,923,143

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,923,143

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,923,143

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1	NAMES OF REPORTING PERSONS
Neuberger Berman Investment Advisers Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(E) OR 2(F)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,923,143

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,923,143

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,923,143

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1	NAMES OF REPORTING PERSONS
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(E) OR 2(F)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,923,143

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,923,143

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,923,143

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the Class A common stock (the “Securities”) of E2open Parent Holdings, Inc., a Delaware corporation (the “Issuer”), having its principal place of business at 9600 Great Hills Trail, Suite 300E, Austin Texas 78759.

Item 2.	Identity and Background

(a)	This statement is being filed by the following persons (collectively, the “Reporting Persons”):
i.	Neuberger Berman Group LLC (“NB Group”);
ii.	Neuberger Berman Investment Advisers Holdings LLC (“NBIA Holdings”); and
iii.	Neuberger Berman Investment Advisers LLC (“NBIA”).

This statement on Schedule 13D relates to the Securities held for the accounts of Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS Master Fund”) and NBOKS Co-Invest Fund I LP (“NBOKS Co-Invest”).  NBIA serves as investment adviser to each of NBOKS Master Fund and NBOKS Co-Invest and, in such capacity and by virtue of the provisions of Rule 13d-3 under the Act, exercises voting or investment power over the shares held directly by NBOKS Master Fund and NBOKS Co-Invest.  NBIA Holdings is the holding company of NBIA and a subsidiary of NB Group.

(b)	The business address for each of the Reporting Persons is 1290 Avenue of Americas, New York, New York 10104.

(c)	Each of NB Group, NBIA Holdings, and NBIA is a Delaware limited liability company.

NB Group is the parent company of multiple subsidiaries engaged in the investment advisory business.

NBIA Holdings is a subsidiary of NB Group and the holding company of NBIA, and certain other subsidiaries engaged in the investment advisory business.

NBIA is an investment adviser registered under the Investment Advisers Act of 1940 as amended (the “Advisers Act”). As a registered investment adviser (“RIA”), NBIA provides investment advisory services to institutions, endowments, employee benefit plans, foundations, private funds, offshore public funds (collectively, “Institutions”) and investment companies registered under the Investment Company Act of 1940, as amended (“Mutual Funds”). As an RIA, NBIA provides discretionary investment advisory services to private investors.

The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors
Joseph Amato
Sharon Bowen
Robert D’Alelio
Steven Kandarian
George Walker
Richard Worley
Lawrence Zicklin

Executive Officers
George Walker, Chief Executive Officer
Joseph Amato, President
Andrew Komaroff, Executive Vice President and Chief Operating Officer
Heather Zuckerman, Executive Vice President, Chief of Staff and Secretary
William Arnold, Executive Vice President and Chief Financial Officer
Michael Chinni, Controller
Leo Anthony Viola, Treasurer

Neuberger Berman Investment Advisers LLC

Directors
Joseph Amato
Robert Eason
Lawrence Kohn
Bradley Tank
Stephen Wright

Executive Officers
Joseph Amato, President –Equities and Chief Investment Officer – Equities
Bradley Tank, President- Fixed Income and Chief Investment Officer – Fixed Income
Lawrence Kohn, Chief Operating Officer – Equities and Managing Director
Kenneth deRegt, Chief Operating Officer – Fixed Income and Managing Director Patrick Deaton – Chief Operating Officer – NBAIM and Managing Director
Brian Kerrane, Head of Mutual Fund Administration and Managing Director
Brad Cetron, Chief Compliance Officer, Head of Compliance and Managing Director
Michael Chinni, Controller and Senior Vice President
Leo Anthony Viola, Treasurer and Senior Vice President
Savonne Ferguson, Chief Compliance Officer – Mutual Funds and Senior Vice President

(d)	None of the individuals referenced above have been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above have been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On October 14, 2020, and as amended January 28, 2021, CC Neuberger Principal Holdings I (“CCNB1”) entered into a Business Combination Agreement with E2open Holdings, LLC, among other parties, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, CCNB1 (i) domesticated as a corporation incorporated in the state of Delaware (the “Domestication”), (ii) acquired a majority interest in E2open Holdings, LLC, such that E2open Holdings, LLC became a subsidiary of CCNB1, and (iii) was renamed E2Open Parent Holdings Inc. These transactions contemplated by the Business Combination Agreement (the “Business Combination”) were approved by a majority of the CCNB1 shareholders at an extraordinary general meeting of the CCNB1 shareholders held on February 2, 2021, and were consummated on February 4, 2021.

In connection with the Domestication and the consummation of Business Combination, and pursuant to a Forward Purchase Agreement, dated April 28, 2020, entered into with CCNB1 (the “Forward Purchase Agreement”) and related side letter agreement, dated as of October 14, 2020 (the “FPA Side Letter”), NBOKS Master Fund acquired 20,000,000 Securities and 5,000,000 warrants to purchase one Security at $11.50 per share (the “Warrants”), for a purchase price of $200,000,000, in a private placement that closed concurrently with the closing Business Combination.  The Forward Purchase Agreement and FPA Side Letter are described in more detail in Item 6 herein.

Also in connection with the Business Combination, and pursuant to Subscription Agreements entered into with CCNB1 by each of NBOKS Master Funds (as amended by a side letter) and NBOKS Co-Invest, NBOKS Master Fund acquired 530,000 Securities and NBOKS Co-Invest acquired 870,000 Securities, for an aggregate purchase price of $5,300,000 and $8,700,000, respectively. The Securities issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. CCNB1 agreed to register the resale of the Securities issued under the Subscription Agreements pursuant to a registration statement that must be filed within 30 days after the consummation of the Business Combination. The Subscription Agreements also contain other customary representations, warranties, covenants and agreements of the parties thereto.  The foregoing descriptions of the Subscription Agreements do not purport to be complete and are qualified in their entirety by reference to the form of Subscription Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

The foregoing Securities reported herein were acquired using the working capital of NBOKS Master Fund and NBOKS Co-Invest.

CC Neuberger Principal Holdings I Sponsor LLC (“Sponsor”) is controlled by two entities: CC NB Sponsor 1 Holdings LLC (“CC”) and NBOKS Master Fund. Accordingly, the Reporting Persons share voting and investment power over, and thus beneficially own, the Securities held by Sponsor.  The Sponsor directly holds 12,766,286 Securities, 10,280,000 Warrants, and 2,483,714 shares of Series B-1 common stock of the issuer.  Shares of Series B-1 common stock were issued, together with shares of Securities, in exchange for the Class A ordinary shares of CCNB1 held directly by Sponsor upon consummation of the Domestication, in accordance with a side letter dated October 14, 2020, by and among the Sponsor, CC and NBOKS Master Fund, among others (the “Sponsor Side Letter”).  Shares of Series B-1 common stock automatically convert into Securities on a one-for-one basis upon the five-day volume weighted average trading price of the Securities exceeding $13.50 per share (subject to adjustment).  Until such condition is met, however, the Reporting Persons do not have the right to acquire the Securities underlying the shares of Series B-1 common stock. Accordingly, the Securities underlying the shares of Series B-1 common stock have been excluded from the Reporting Persons’ beneficial ownership as reported herein.  The Series B-1 common stock has no voting rights prior to conversion.  Any shares of Series B-1 common stock that have not converted into Securities by tenth anniversary of the closing of the Business Combination shall be automatically cancelled.  The foregoing description of the Sponsor Side Letter does not purport to be complete and is qualified in its entirety by reference to the Sponsor Side Letter, which is filed as an exhibit hereto and incorporated by reference herein.

The Reporting Persons’ beneficial ownership in the Securities held by the Sponsor is limited by its 50% ownership of the Sponsor through NBOKS Master Fund.  Accordingly, pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaim beneficial ownership of the Securities held by the Sponsor that are attributable to CC, and has excluded such Securities from this statement.  The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person or any affiliate of a Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the Securities held directly by the Sponsor that are attributable to CC.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Securities reported herein over which the Reporting Persons may be deemed to have beneficial ownership were acquired for investment purposes.

Investor Rights Agreement
Concurrently with the completion of the Business Combination, on February 4, 2021, the Issuer entered into the Investor Rights Agreement with CC, NBOKS Master Fund and a number of other parties. The Investor Rights Agreement includes, among other things, the following provisions:

Director Appointment
For so long as the Sponsor and its Permitted Transferees (including CC and NBOKS Master Fund and their Permitted Transferees (as defined in the Investor Rights Agreement)) beneficially own Economic Interests (as defined in the Investor Rights Agreement) in the Issuer representing at least the percentage shown in the chart below of the Economic Interests beneficially owned by CC immediately after the closing of the Business Combination, CC has the right (on behalf of the Sponsor) to designate the corresponding number of directors to the Issuer’s board of directors (the “Board”) as shown in the chart below (“Sponsor Directors”). After the number of Sponsor Directors is reduced because the percentage beneficially owned of such Economic Interests is reduced, the Sponsor and its Permitted Transferees cannot subsequently increase the number of Sponsor Directors entitled to be designated as a result of its acquisition of beneficial ownership of additional Economic Interests in the Issuer.

Number of Sponsor Directors
Economic Interests Beneficially Owned by the Sponsor (and its Permitted Transferees) as a Percentage of the Economic Interests Beneficially Owned by CC immediately after the Closing of the Business Combination

5	>85%
4	>68%
3	>51%
2	>34%
1	>17%
0	<17%

Voting
For the duration of the Standstill Period (as defined below), the parties to the Investor Rights Agreement agreed to vote all of their respective shares of Securities and Class V common stock of the Issuer, as applicable, in favor of the nominees recommended by the Board.

Standstill
The parties to the Investor Rights Agreement further agreed that until the date that is the later of (a) one year after the closing of the Business Combination and (b) the date of the Issuer’s 2022 annual meeting of stockholders (the “Standstill Period”), they will not (i) solicit proxies to vote or seek to advise or influence any person with respect to the voting of any securities of the Issuer in favor of electing any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Board or its nominating committee or in opposition of any individual nominated by the Issuer pursuant to the Investor Rights Agreement, (ii) nominate any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Board (or its nominating committee) (other than by making a non-public proposal or request to the Board or its nominating committee in a manner which would not require the Board or the Issuer to make any public disclosure), (iii) take certain actions contrary to the governance structure of the Issuer other than in accordance with the Investor Rights Agreement, (iv) subject to certain exceptions, enter into a voting trust, voting agreement or similar voting arrangement with respect to securities of the Issuer, (v) form, join or participate in a “group,” as defined in Section 13(d)(3) of the Act in connection with any of the foregoing actions or (vi) make any public disclosure inconsistent with the foregoing.

Lock-Up
The parties to the Investor Rights Agreement further agreed not to transfer any Lock-Up Shares (as defined in the Investor Rights Agreement), between the closing of the Business Combination and the date that is six months after such date (the “Lock-Up Period”), subject to certain customary exceptions. However, for the Reporting Persons, the Lock-Up Shares exclude the Securities and Warrants acquired pursuant to the Forward Purchase Agreement and Subscription Agreement.

Letter Agreement
Upon consummation of the Business Combination, Charles Kantor, a portfolio manager at NBOKS Master Fund, stepped down from his role as director of CCNB1.  However, pursuant to the Investor Rights Agreement, CC has the right to nominate up to five directors to the Board (the Sponsor Directors, as defined in the Investor Rights Agreement), based on the equity beneficially owned by CC and its affiliates and permitted transferees as a percentage of the equity held in respect of CC’s founder shares as of the closing of the Business Combination (the “CC Fallaway”).  Pursuant to a letter agreement dated February 4, 2021 between CC and NBOKS Master Fund (the “Letter Agreement”), it was agreed that, as co-owners of the Sponsor, CC and NBOKS Master Fund have right to nominate certain of the Sponsor Directors, with NBOKS Master Funds' right based on the CC Fallaway and NBOKS Master Fund’s ownership and allocated as shown in the chart below.  NBOKS Master Fund’s ownership for purposes of the chart is based on (a) the Forward Purchase Securities (as defined in Item 6 herein) and (b) the equity held in respect of NBOKS Master Fund’s founder shares, (i.e., NBOKS Master Fund’s portion of the Class A Common Stock held by the Sponsor and shares of Class B Common Stock once vested) each as at the closing of the Business Combination, and excludes Securities issued to NBOKS Master Fund in connection with the Subscription Agreement.

Total Sponsor Directors	CC Fallaway	NBOKS Master Fund Ownership >66%		NBOKS Master Fund Ownership >33%		NBOKS Master Fund Ownership <33%
		CC Directors	NBOKS Master Fund Directors	CC Directors	NBOKS Master Fund Directors	CC Directors	NBOKS Master Fund Directors
5	>85%	3	2	4	1	5	0
4	>68%	2	2	3	1	4	0
3	>51%	1	2	2	1	3	0
2	>34%	1*	1	1	1	2	0
1	>17%	1**	0	1	0	1	0
0	<17%	0	0	0	0	0	0

Also pursuant to the Letter Agreement, following the consummation of the Business Combination, after such times as the Securities held by the Sponsor are registered for resale on a registration statement that has been declared effective by the SEC, the parties will cause the Sponsor to use its commercially reasonable efforts to distribute all such securities to CC and NBOKS Master Fund in accordance with their pro rata interest in the Sponsor and cause such securities to be held in the name of each such party, subject to applicable law and applicable policies of the Issuer,  Following the distribution of all equity securities of the Issuer held by the Sponsor to CC and NBOKS Master Fund, CC shall be the Sponsor Representative for all purposes under the Investor Rights Agreement, unless otherwise agreed by CC and NBOKS Master Fund; provided, that CC shall consult with NBOKS Master Fund prior to agreeing to any amendment to the Investor Rights Agreement.  The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Except as described herein, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Schedule 13D relates is 37,923,143, representing approximately 19.2% of the Securities outstanding.  This amount includes: (1) 20,530,000 Securities held directly by NBOKS Master Fund; (2) 870,000 Securities held directly by NBOKS Co-Invest; (iii) 5,000,000 Securities obtainable upon exercise of 5,000,000 Warrants held directly by NBOKS Master Fund; (iv) 6,383,143 Securities held directly by Sponsor; and (v) 5,140,000 Securities obtainable upon exercise of 5,140,000 Warrants held directly by Sponsor.  This amount excludes 1,241,857 Securities obtainable upon automatic conversion of 1,241,857 shares of Series B-1 common stock held directly by Sponsor, because such Securities are only obtainable once the five-day volume weighted average trading price of the Securities exceeds $13.50 per share (subject to adjustment) and, accordingly, the Reporting Persons are not deemed to beneficially own at this time the Securities underlying the shares of Series B-1 common stock.

Each of the number of Securities, number of Warrants and shares of Series B-1 common stock reported above as directly held by the Sponsor represent 50% of the total Securities, Warrants and shares of Series B-1 common stock held directly by Sponsor, over which the Reporting Persons, through NBOKS Master Fund, share control and ownership 50/50 with CC.  Pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaim beneficial ownership of the Securities, Warrants and shares of Series B-1 common stock held by the Sponsor that are attributable to CC, and has excluded such Securities, Warrants and shares of Series B-1 common stock from its reported beneficial ownership in this statement.  The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person or any affiliate of a Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the Securities, Warrants or shares of Series B-1 common stock held directly by the Sponsor that are attributable to CC.

The percentage of beneficial ownership reported herein is based on an aggregate 197,184,312 Securities outstanding, which is the sum of (i) 187,044,312 Securities outstanding upon consummation of the Business Combination on February 4, 2021 as provided by Issuer counsel, plus (ii) 5,000,000 Securities issuable upon exercise of the 5,000,000 Warrants held by NBOKS Master Fund and (iii) 5,140,000 Securities issuable upon exercise of the 5,140,000 Warrants held by Sponsor that the Reporting Persons are deemed to beneficially own, each of (ii) and (iii) which have been added to the total Securities outstanding pursuant to Rule 13d-3(d)(3) under the Act

(b)
The Reporting Persons share with each other voting and dispositive power with respect to the 37,923,143 Securities reported as beneficially owned herein.  The Reporting Persons further share with CC voting and dispositive power with respect to the Securities held directly by Sponsor. However, as noted above, pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaim beneficial ownership of the Securities held by the Sponsor that are attributable to CC, and has excluded such Securities from this statement.

(c)
The response to Item 3 of this Schedule 13D is incorporated by reference herein. Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d)
Each of NBOKS Master Fund and NBOKS Co-Invest have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities reported herein that are managed on its behalf by NBIA.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

Forward Purchase Agreement and FPA Side Letter

As discussed in Item 3 herein, on April 28, 2020, NBOKS Master Fund enter into the Forward Purchase Agreement with CCNB1.  Pursuant to the Forward Purchase Agreement, NBOKS Master Fund agreed to purchase of up to 20,000,000 Class A ordinary shares of CCNB1 (the “Forward Purchase Shares”), plus 5,000,000 redeemable warrants to purchase one Class A ordinary share of CCNB1 at $11.50 per share (the “Forward Purchase Warrants” and, together with the Forward Purchase Shares, the “Forward Purchase Securities”), for a purchase price of $200,000,000 or $10.00 per Class A ordinary share of CCNB1 (the “Maximum Forward Purchase Amount”), in a private placement to close concurrently with the closing of CCNB1’s initial business combination.  In connection with the Business Combination Agreement, NBOKS Master Fund and CCNB1 entered into the FPA Side Letter on October 14, 2020, whereby NBOKS Master Fund confirmed the allocation to CCNB1 of the Maximum Forward Purchase Amount and that it would subscribe for the Forward Purchase Shares in connection with the Business Combination and regardless of whether any Class A ordinary shares of CCNB1 are redeemed by CCNB1’s public shareholders. In connection with the Domestication, all outstanding securities of CCNB1 were converted into outstanding Securities.  Accordingly, upon closing of the Business Combination, pursuant to the terms of the Forward Purchase Agreement and FPA Side Letter, the Issuer issued to NBOKS Master Fund 20,000,000 Securities and 5,000,000 Warrants.  Pursuant to the Forward Purchase Agreement, NBOKS Master Fund was afforded registration rights with respect to the Forward Purchase Securities. The foregoing descriptions of the Forward Purchase Agreement and FPA Side Letter do not purport to be complete and are qualified in their entirety by reference to the Forward Purchase Agreement and FPA Side Letter, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement

Exhibit B: Forward Purchase Agreement, dated April 28, 2020 (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form S-4, filed with the SEC on November 9, 2020)

Exhibit C: FPA Side Letter, dated October 14, 2020 (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K/A, filed with the SEC on October 15, 2020)

Exhibit D: Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K/A, filed with the SEC on October 15, 2020)

Exhibit E: Investor Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer's current report on 8-K, filed with the SEC on February 10, 2021)

Exhibit F: Letter Agreement, dated February 4, 2021

Exhibit G: Sponsor Side Letter, dated October 14, 2020 (incorporated by reference to Exhibit 10.4 of the Issuer's current report on Form 8-K/A, filed with the SEC on October 15, 2020)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

February 16, 2021	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers LLC

February 16, 2021	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers Holdings LLC

February 16, 2021	By:	/s/ Brad Cetron
Deputy General Counsel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)